Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

November 4, 2021

Re:	NexGenT, Inc.
Offering Statement on Form 1-A
Filed September 30, 2021
File No. 024-11667

Dear Ms. Ransom:

On behalf of NexGenT, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 p.m., Eastern Time, on November 8, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Terry Kim

Terry Kim, Chief Executive Officer